MUNDOVAL FUND
GLOBAL VALUE INVESTING

THE FUND : HOLDINGS


Novartis AG ADR, 2.84%
Sanofi Aventis ADR, 4.90%
Procter & Gamble Co., 2.91%
Pfizer, Inc., 4.55%
Diageo Plc, 2.99%
Illinois Tool Works, Inc., 3.61%
3M Co., 4.40%
Unilever Plc ADR, 3.64%
Cisco Systems, Inc., 4.20%
Microsoft Corp., 3.68%
AstraZeneca Plc, 4.14%
WellPoint Health Networks, 3.80%
BASF Aktiengesellschaft, 4.05%
GlaxoSmithKline Plc, 3.89%
Johnson & Johnson, 3.95%

Top 15 Holdings as of March 31, 2009	
Sanofi Aventis ADR	4.90%
Pfizer, Inc.	4.55%
3M Co.	4.40%
Cisco Systems, Inc.	4.20%
AstraZeneca Plc	4.14%
BASF Aktiengsellschaft	4.05%
Johnson & Johnson	3.95%
GlaxoSmithKline Plc	3.89%
WellPoint Health Networks	3.80%
Microsoft Corp.	3.68%
Unilever Plc ADR	3.64%
Illinois Tool Works, Inc.	3.61%
Diageo Plc	2.99%
Procter & Gamble Co.	2.91%
Novartis AG ADR	2.84%

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : SECTORS

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS


Net Cash 12.54%
Energy 0.00%
Materials 5.11%
Financials 5.24%
Telecommmunication 5.63%
Consumer Discretionary 8.17%
Consumer Staples 9.54%
Industrials 12.60%
Information Technology 13.09%
Health Care 28.08%

Fund Sectors as of March 31, 2009	
Health Care	28.08%
Information Technology	13.09%
Industrials	12.6%
Consumer Staples	9.54%
Consumer Discretionary	8.17%
Telecommunications	5.63%
Financials	5.24%
Materials	5.11%
Energy	0%
Net Cash	12.54%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.